SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROPOSAL FOR AMENDMENT OF THE BYLAWS

COMPANHIA PARANAENSE DE ENERGIA – COPEL

The Statutory Audit Committee - SAC is an independent, permanent advisory committee to the Board of Directors. Its duties, procedures and the number of the members shall comply with current legislation and are laid down in the Rules of Procedure specific for such Committee, duly approved by the Board of Directors

The SAC is composed of five members of the Board of Directors, elected and dismissed by such Board, whose unified term of office shall be of two years, reelection being permitted for no more than three consecutive times, subject to the following requirements: i. having a minimum of three independent members of the Board of Directors, pursuant to Federal Law no.13,303/2016; and ii. at least one member of the Statutory Audit Committee shall have recognized professional experience in matters of corporate accounting, auditing and finance, allowing such member to be considered a financial expert according to the current legislation.

In order to sit on the Statutory Audit Committee, members shall comply with the minimum requirements of Federal Law no. 13,303/2016.

Considering SAC’s current structure and aiming at adjusting it in order to fulfill the Company’s needs, and observing good corporate governance practices, the members of the Board of Directors, in their 180th Ordinary Meeting, of July 11, 2018, proposed to alter the Company’s Bylaws to adequate the number of members of the Statutory Audit Committee, reducing it from 05 (five) to 03 (three) members.

Thus, we present, in the terms of Annex I a and of the comparative table with the appropriate justifications (Anexo I b), adjusted proposal for the Corporate Bylaws of Copel (Holding).

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PROPOSAL FOR SUBSTITUTION OF MEMBER IN THE COMPANY’S BOARD OF DIRECTORS

Copel’s Board of Directors is a decision-making body, composed of 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/1976).

The Board of Directos has as its main duty the laying down of the overall strategy for the Company business.

In accordance with Law no. 6,404/1976 (Brazilian Corporation Law), in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule no. 358/2002, through which they undertake to comply with the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation") of B3 S.A. - Brasil, Bolsa, Balcão, and in compliance with article 25 of the Company’s Bylaws.

Voting right

Copel’s Board of Directors is currently composed of 9 (nine) members and the board vacancies are filled as follows:

a)	five are appointed by the State of Paraná, the Company’s controlling shareholder (only holders of common shares have voting rights);
b)	two are appointed by BNDES Participações S.A. - BNDESPAR, as established in the Shareholders’ Agreement signed with the State of Paraná (only holders of common shares have voting rights);
c)

one is appointed by the Company’s employees as established in State Law no. 8,096/1985, regulated by the Decree no. 6,343/1985 and by the State Law no. 8,681/1987 (only holders of common shares have voting rights); and

d)

one is appointed by the minority of shareholders in compliance with article 239 of Law no. 6,404/1976 (Brazilian Corporation Law), being the election held separately (the controlling shareholders are not entitled to vote). Only holders of common and preferred shares have voting rights.The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit.

Nomination

Thus, considering the vacancy in the Company’s Board of Directors, due to the resignation of member George Hermann Rodolfo Tormin for his election to the Company’s Fiscal Council, in the General Meeting of June 15, 2018, the Company presents for consideration and vote of Shareholders, to fill the vacant position of the Board of Directors, to complete the 2017-2019 term of office:

MAURO RICARDO MACHADO COSTA - to fill the vacant position due to resignation of the member George Hermann Rodolfo Tormin, according to OF CEE/G 109/18, of April 16, 2018, and due to the ending of Mr. Mauro Ricardo’s term in the Company’s Fiscal Council.

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MANUAL FOR PARTICIPATION

IN GENERAL MEETINGS

198th Extraordinary General Meeting

November 30, 2018

TABLE OF CONTENTS

I. Message from the Chairman of the Board of Directors	3

II. Guidance for Participation in the General Shareholders Meeting	4
Attending Shareholder	4
Shareholder Represented by Proxy	4
Holders of ADRs	4

III. Call Notice	5

IV.Information on the matters to be examined and discussed at the 198th Extraordinary
General Meeting	6
Analysis, discussion and voting on the proposal for alteration of the Company s Bylaws	6
Analysis, discussion and voting on the proposal to fill vacancy in the Company s Board of Directors	7

Annexes (Only in Portuguese)
I a.	THE COMPANY S BYLAWS HIGHLIGHTING THE ALTERATION PROPOSALS, IN
COMPLIANCE WITH ARTICLE 11 OF CVM RULE NO. 481/09
I b.	THE COMPANY S BYLAWS ALTERATION PROPOSALS WITH DESCRIPTION OF
THE CURRENT ARTICLES AND THE NEW PROPOSED ARTICLES AND THE
DUE JUSTIFICATIONS FOR THE ALTERATIONS, IN COMPLIANCE WITH
ARTICLE 11 OF CVM RULE NO. 481/09
II a. ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM
II b. ENCLOSURE I OF CCEE NORMATIVE DELIBERATION NO. 002/2017 FORM
II c. CCEE INFORMATION NO. 112/2018 APPOINTMENT ANALYSIS

I.       Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the General Shareholders’ Meeting of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 198th Extraordinary General Meeting was called for November 30, 2018, at 9:30 a.m., at the Company’s headquarters located at Rua Coronel Dulcídio nº 800, in the city of Curitiba.

The matters to be presented in the Extraordinary General Meeting for the resolution of the shareholders are described in the Call Notice and in this manual as well as the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meeting.

Your participation is very important, considering that issues relevant to the Company and its shareholders are dealt with in the General Shareholders’ Meetings.

Yours sincerely,

Mauricio Schulman

Chairman of the Board of Directors

II.       Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting or by appointing a proxy with powers to represent him/her, as described below.

Attending Shareholder

The shareholder wishing to take part in the Extraordinary General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

•      Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and

•      Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the Extraordinary General Meeting may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law no. 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the Annual General Meeting.

The documents required are the following:

•      Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

•      Bylaws or Article of Incorporation and the instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

•      Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned above shall be forwarded to Copel’s headquarters, Diretoria de Finanças e de Relações com Investidores, Departamento de Acionistas e Custódia, at Rua Coronel Dulcídio nº 800 - 3º andar, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the Extraordinary General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the Extraordinary General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

III.       Call Notice

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held on November 30, 2018, at 9:30 a.m. at the Company’s head office located at Rua Coronel Dulcídio nº 800, Curitiba, to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1.   Analysis, discussion and voting on the proposal for alteration of the Company’s Bylaws; and

2.   Analysis, discussion and voting on the proposal to fill vacancy in the Company’s Board of Directors.

Notes: a) Documents referring to the matters to be discussed at the Extraordinary General Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com); b) The Company’s shareholders shall take part in the Extraordinary General Meeting by attending it and casting his/her vote on the meeting’s agenda items or by appointing a proxy with powers to represent him/her; and c) Powers-of-attorney for the Extraordinary General Meeting shall be filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio nº 800 - 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, October 31, 2018

Mauricio Schulman

Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Folha de Londrina as from November 1st, 2018, being also available on the Company’s website (ir.copel.com) and on the proper websites both of Comissão de Valores Mobiliários - CVM and B3 S.A. - Brasil, Bolsa, Balcão on October 31, 2018.

IV.       Information on the matters to be examined and discussed at the 198th Extraordinary General Meeting

Below the Company’s Management presents some clarifications related to the items for resolution at the Extraordinary General Meeting for the exercise of a conscious vote:

è Analysis, discussion and voting on the proposal for alteration of the Company’s Bylaws.

Clarifications

The Statutory Audit Committee - SAC is an independent, permanent advisory committee to the Board of Directors. Its duties, procedures and the number of the members shall comply with current legislation and are laid down in the Rules of Procedure specific for such Committee, duly approved by the Board of Directors

The SAC is composed of five members of the Board of Directors, elected and dismissed by such Board, whose unified term of office shall be of two years, reelection being permitted for no more than three consecutive times, subject to the following requirements: i. having a minimum of three independent members of the Board of Directors, pursuant to Federal Law no.13,303/2016; and ii. at least one member of the Statutory Audit Committee shall have recognized professional experience in matters of corporate accounting, auditing and finance, allowing such member to be considered a financial expert according to the current legislation.

In order to sit on the Statutory Audit Committee, members shall comply with the minimum requirements of Federal Law no. 13,303/2016.

Considering SAC’s current structure and aiming at adjusting it in order to fulfill the Company’s needs, and observing good corporate governance practices, the members of the Board of Directors, in their 180th Ordinary Meeting, of July 11, 2018, proposed to alter the Company’s Bylaws to adequate the number of members of the Statutory Audit Committee, reducing it from 05 (five) to 03 (three) members.

Thus, we present, in the terms of Annex I a and of the comparative table with the appropriate justifications (Anexo I b), adjusted proposal for the Corporate Bylaws of Copel (Holding).

Enclosure      I a. THE COMPANY’S BYLAWS HIGHLIGHTING THE ALTERATION PROPOSALS, IN COMPLIANCE WITH ARTICLE 11 OF CVM RULE NO. 481/09

                        I b. THE COMPANY’S BYLAWS ALTERATION PROPOSALS WITH DESCRIPTION OF THE CURRENT ARTICLES AND THE NEW PROPOSED ARTICLES AND THE DUE JUSTIFICATIONS FOR THE ALTERATIONS, IN COMPLIANCE WITH ARTICLE 11 OF CVM RULE NO. 481/09

Compliance

As provided for in clause 3 - “Exercising Voting Rights”, 3.1.b, of the Shareholders’ Agreement ( http://ri.copel.com/ptb/4109/acordo_port.pdf ) entered into by BNDES Participações S.A. - BNDESPAR and the Government of the State of Paraná on December 22, 1998, with the intervention of Copel and Paraná Investimentos: 3.1 The STATE, as the COMPANY’s controlling shareholder, hereby commits, during the term of this Agreement, to exercise its voting rights so as: (…) b) not to approve, without previous written authorization by BNDESPAR, any of the following matters: I. amendment of COMPANY’s Bylaws; (…).

Approvals

This matter was analyzed by the Company’s Board of Directors in its 180th Ordinary Meeting, held on July 11, 2018, and it was approved by BNDES Participações S.A. – BNDESPAR through letter DIR4 no. 41/2018 – Previous Statement regarding Amendment of Bylaws.

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

è Analysis, discussion and voting on the proposal to fill vacant positions in the Company’s Board of Directors

Clarifications

Copel’s Board of Directors is a decision-making body, composed of 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/1976).

The Board of Directos has as its main duty the laying down of the overall strategy for the Company business.

In accordance with Law no. 6,404/1976 (Brazilian Corporation Law), in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule no. 358/2002, through which they undertake to comply with the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation") of B3 S.A. - Brasil, Bolsa, Balcão, and in compliance with articles 57 to 59 of the Company’s Bylaws.

Voting right

Copel’s Board of Directors is currently composed of 9 (nine) members and the board vacancies are filled as follows:

a)     five are appointed by the State of Paraná, the Company’s controlling shareholder (only holders of common shares have voting rights);

b)     two are appointed by BNDES Participações S.A. - BNDESPAR, as established in the Shareholders’ Agreement signed with the State of Paraná (only holders of common shares have voting rights);

c)     one is appointed by the Company’s employees as established in State Law no. 8,096/1985, regulated by the Decree no. 6,343/1985 and by the State Law no. 8,681/1987 (only holders of common shares have voting rights); and

d)     one is appointed by the minority of shareholders in compliance with article 239 of Law no. 6,404/1976 (Brazilian Corporation Law), being the election held separately (the controlling shareholders are not entitled to vote). Only holders of common and preferred shares have voting rights. The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit.

Nomination

Thus, considering the vacancy in the Company’s Board of Directors, due to the resignation of member George Hermann Rodolfo Tormin for his election to the Company’s Fiscal Council, in the General Meeting of June 15, 2018, the Company presents for consideration and vote of Shareholders, to fill the vacant position of the Board of Directors, to complete the 2017-2019 term of office:

•      MAURO RICARDO MACHADO COSTA - to fill the vacant position due to resignation of the member George Hermann Rodolfo Tormin, according to OF CEE/G 109/18, of April 16, 2018, and due to the ending of Mr. Mauro Ricardo’s term in the Company’s Fiscal Council.

Note: The Board of Directors, pursuant to Federal Law no. 6.404/1976 and the Company’s Bylaws, assigned Mr. Mauro Ricardo Machado Costa as member of the Board of Directors of Copel (Holding) in its 173rd Extraordinary Meeting, of June 18, 2018. As of that date, Mr. Mauro Ricardo was allowed to participate of the Board’s meetings until the Extraordinary General Meeting to homologate the proposed nomination.

Compliance

Pursuant to paragraph 5 of article 19 of the Company’s Bylaws, the appointment of members of the Board of Directors shall meet the requirements and prohibitions set forth in Federal Laws no. 6,404/1976 and no.13,303/2016, in addition to the following criteria: i. having a minimum of three independent members, expressly declared as such on the minutes of the Shareholders’ Meeting at which they were elected, pursuant to Federal Law no.13,303/2016; and ii. having a minimum of five members, including those mentioned in i above, who meet the requirements for members of the Statutory Audit Committee, pursuant to Federal Law no.13,303/2016.

In accordance with item 5.4 of the Company’s Nomination Policy
( http://ri.copel.com/ptb/10501/647013.pdf ), appointees shall also comply with the requirements and prohibitions provided for in applicable regulations and internal rules, as follows:

a) Federal Law no. 6,404/1976 - Brazilian Corporation Law; b) Federal Law no. 12,846/2013 - Anti-corruption Law; c) Federal Law no. 13,303/2016 - State-Owned Company Responsibility Law; State Decree no. 6,263/2017 - Regulation of Federal Law no. 13,303/2016; f) Corporate Bylaws of Copel (Holding) and its wholly-owned subsidiaries; g) CCEE Normative Deliberation no. 001/2017 and amendments; h) CCEE Normative Deliberation no. 001/2018 and amendments; i) CCEE Normative Deliberation no. 003/2018 and amendments; j) Copel’s Code of Conduct; k) State Decree no. 38/2015 - Senior

Management of the State Code of Ethics; l) Manager Nomination Policy Model - CCEE; and m) Code of Best Practice of Corporate Governance - Instituto Brasileiro de Governança Corporativa (IBGC), 5th Edition, 2015.

The presentation of the following documents is required in the act of submitting a candidacy:

i. Brief curriculum vitae;

ii. Copies of graduation and post-graduation diplomas;

iii. Legible copy of identification document and tax payer registration;

iv. Proof of address, updated;

v. Declaration of Income and Assets; and

vi. Registration Form (Enclosure I of CCEE Normative Deliberation no. 002/2017 - http://www.fazenda.pr.gov.br/arquivos/File/CCEE/Anexo1CCEE.pdf ) filled in and signed.

Appointees are submitted to a background check in order to secure compliance.

Enclosure    MAURO RICARDO MACHADO COSTA

II a. ITEMS 12.5 TO 12.10 OF REFERENCE FORM

II b. ENCLOSURE I OF CCEE NORMATIVE DELIBERATION NO. 002/2017 FORM

II c. CCEE Information no. 112/2018 - Appointment analysis

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

Anexo I a

ESTATUTO SOCIAL DA COMPANHIA

PARANAENSE DE ENERGIA

Aprovado e consolidado pela xxxx Assembleia Geral Extraordinária de Acionistas, de xx.xx.2018.

CNPJ: 76.483.817/0001-20
Inscr. Est.: 10.146.326-50
NIRE: 41300036535
Registro CVM: 1431-1
Registro SEC ON: 20441B308
Registro SEC PNB: 20441B407
Registro LATIBEX PNB: 29922
Rua Coronel Dulcídio, 800
Curitiba - Paraná - Brasil
CEP: 80420-170
e-mail: copel@copel.com
Website: http://www.copel.com
Fone: (41) 3310-5050 Fax: (41) 3331-4145

SUMÁRIO

CAPÍTULO I	DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL	03
CAPÍTULO II	CAPITAL SOCIAL E AÇÕES	04
CAPÍTULO III	ASSEMBLEIA GERAL - AG	05
CAPÍTULO IV	ADMINISTRAÇÃO DA COMPANHIA	06
	SEÇÃO I CONSELHO DE ADMINISTRAÇÃO - CAD	07
	Composição, investidura e mandato	07
	Vacância e substituições	08
	Funcionamento	08
	Atribuições	09
	SEÇÃO II DIRETORIA	13
	Composição, mandato e atribuição	13
	Vacância e substituições	14
	SEÇÃO III DIRETORIA REUNIDA - REDIR	15
	Funcionamento	15
	Atribuições	15
	Representação da Companhia	18
CAPÍTULO V	COMITÊS ESTATUTÁRIOS	18
	SEÇÃO I COMITÊ DE AUDITORIA ESTATUTÁRIO - CAE	18
	SEÇÃO II COMITÊ DE INDICAÇÃO E AVALIAÇÃO - CIA	19
CAPÍTULO VI	CONSELHO FISCAL - CF	21
	Vacância e substituições	22
CAPÍTULO VII	REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS	22
	Posse, impedimentos e vedações	22
	Remuneração	23
CAPÍTULO VIII	EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS,
	LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS	24
CAPÍTULO IX	DISSOLUÇÃO E LIQUIDAÇÃO	25
CAPÍTULO X	MECANISMO DE DEFESA	25
CAPÍTULO XI	RESOLUÇÃO DE CONFLITOS	26
CAPÍTULO XII	DISPOSIÇÕES GERAIS	26

ANEXOS:
I	ALTERAÇÕES ESTATUTÁRIAS	27
II	EVOLUÇÃO DO CAPITAL	29

CONVENÇÕES: AG: ASSEMBLEIA GERAL AGE: ASSEMBLEIA GERAL EXTRAORDINÁRIA JUCEPAR: JUNTA COMERCIAL DO ESTADO DO PARANÁ DOE PR: DIÁRIO OFICIAL DO ESTADO DO PARANÁ

Observação: Texto original arquivado na Jucepar, sob o nº 17.340 (atual 41300036535), em 16.06.1955, e publicado no DOE PR de 25.06.1955.

CAPÍTULO I - DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL

Art. 1º A Companhia Paranaense de Energia, abreviadamente "Copel", é uma sociedade de economia mista de capital aberto, dotada de personalidade jurídica de direito privado, parte integrante da administração indireta do Estado do Paraná, instituída pelo Decreto Estadual nº 14.947/1954, sob autorização da Lei Estadual nº 1.384/1953, regendo-se por este Estatuto, pelas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.

Art. 2º O prazo de duração da Companhia é indeterminado.

Art. 3º A Companhia tem sede e foro no município de Curitiba, Estado do Paraná, Brasil, à Rua Coronel Dulcídio nº 800, bairro Batel, CEP 80.420-170.

Art. 4º Constitui o objeto social da Companhia:

I pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia, provendo soluções para o desenvolvimento com sustentabilidade;

II pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;

III estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando o aproveitamento múltiplo das águas;

IV prestar serviços em negócios de energia, de infraestrutura energética, informações e assistência técnica, quanto ao uso racional da energia, à iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado, desde que previamente autorizada pelo Conselho de Administração; e

V desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel e para o Estado do Paraná, ficando autorizada para estes fins, desde que previamente autorizada pelo Conselho de Administração, e para os previstos nos incisos IIe III, a participar, de preferência, majoritária ou presente no grupo de controle, de consórcios ou companhias com empresas privadas e fundos de pensão e outros entes privados, em licitações de novas concessões e/ou em sociedades de propósito específico já constituídas para a exploração de concessões já existentes, que tenham sido consideradas, além das características gerais dos projetos, os respectivos impactos sociais e ambientais.

§ 1º A Companhia poderá, para a consecução do seu objeto social, constituir subsidiárias, assumir o controle acionário de empresa e participar do capital social de outras empresas, relacionadas ao seu objeto social, conforme legislação estadual, desde que previamente autorizada pelo Conselho de Administração.

§ 2º Para a consecução do objeto social e observada a sua área de atuação, a Companhia poderá abrir, instalar, manter, transferir ou extinguir filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos ou, ainda, designar representantes, respeitadas as disposições legais e regulamentares.

§ 3º Com a admissão da Companhia no segmento especial de listagem da B3 (Brasil, Bolsa, Balcão), denominado Nível 1 de Governança Corporativa, sujeitam-se a Companhia, seus acionistas, Administradores (membros do Conselho de Administração e da Diretoria) e membros do Conselho Fiscal, às disposições do Regulamento de Listagem do Nível 1 ( Regulamento do Nível 1 ).

CAPÍTULO II - CAPITAL SOCIAL E AÇÕES

Art. 5º O capital social integralizado é de R$ 7.910.000.000,00 (sete bilhões, novecentos e dez milhões de reais), representado por 273.655.375 (duzentos e setenta e três milhões, seiscentos e cinquenta e cinco mil e trezentas e setenta e cinco) ações, sem valor nominal, sendo 145.031.080 (cento e quarenta e cinco milhões, trinta e um mil e oitenta) ações ordinárias e 128.624.295 (cento e vinte e oito milhões, seiscentos e vinte e quatro mil, duzentas e noventa e cinco) ações preferenciais e, destas, 328.627 (trezentos e vinte e oito mil, seiscentas e vinte e sete) são ações classe A e 128.295.668 (cento e vinte e oito milhões, duzentos e noventa e cinco mil e seiscentas e sessenta e oito) são ações classe B .

§ 1º O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração, ouvido o Conselho Fiscal, nos termos da legislação vigente e independentemente de reforma estatutária, até o limite de 500.000.000 (quinhentos milhões) de ações.

§ 2º As ações serão nominativas.

§ 3º Fica a Companhia autorizada a, mediante deliberação do Conselho de Administração, implantar o sistema de ações escriturais, a serem mantidas em contas de depósito, em instituição financeira autorizada.

§ 4º A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.

§ 5º Os aumentos de capital poderão ser efetuados com a emissão de ações preferenciais classe B , sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.

§ 6º As ações preferenciais não terão direito a voto e serão de classes A e B :

I As ações preferenciais classe A terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo;

II As ações preferenciais classe B terão prioridade na distribuição de dividendos mínimos, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos da Lei Federal nº 6.404/1976 e alterações posteriores, calculado proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo; III Os dividendos assegurados pelo inciso anterior às ações preferenciais classe B serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe A ;

IV O dividendo a ser pago por ação preferencial, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, em conformidade com o disposto na Lei Federal nº 6.404/1976 e alterações posteriores; e

V As ações preferenciais adquirirão o direito de voto se, pelo prazo de 03 (três) exercícios consecutivos, não lhes forem pagos os dividendos mínimos.

§ 7º A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultado ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão:

I As ações preferenciais classe A poderão ser convertidas em ações preferenciais classe B , vedada a conversão destas ações naquelas e a conversão de quaisquer ações preferenciais em ações ordinárias e vice-versa.

§ 8º As emissões de ações, bônus de subscrição, debêntures ou outros títulos mobiliários, até o limite do capital autorizado, poderão ser aprovadas com exclusão do direito de preferência ou redução de prazo para seu exercício, não inferior a 30 (trinta) dias, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.

§ 9º As debêntures poderão ser simples ou conversíveis em ações, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.

CAPÍTULO III - ASSEMBLEIA GERAL (AG)

Art. 6º A Assembleia Geral é o órgão máximo da Companhia, com poderes para deliberar sobre todos os negócios relativos ao seu objeto social e será regida pela legislação vigente.

Art. 7º A Assembleia Geral será convocada pelo Conselho de Administração ou, nas hipóteses admitidas em lei, pela Diretoria, pelo Conselho Fiscal ou pelos acionistas.

Art. 8º A convocação será feita com antecedência mínima de 30 (trinta) dias da data da realização da Assembleia Geral e, à falta de quórum de instalação, far-se-á segunda convocação, com antecedência mínima de 08 (oito) dias, na forma da Lei Federal nº 6.404/1976, sendo disponibilizados os documentos relativos à respectiva pauta na mesma data da convocação, de modo acessível, inclusive de forma eletrônica.

Parágrafo Único. Nas Assembleias Gerais tratar-se-á exclusivamente do objeto previsto nos editais de convocação, não se admitindo a inclusão de assuntos gerais na pauta da Assembleia.

Art. 9º A Assembleia Geral será instalada e presidida pelo Presidente do Conselho de Administração ou pelo substituto que esse vier a designar e, residualmente, por 01 (um) acionista escolhido, na ocasião, pelos acionistas presentes.

§ 1º O quórum de instalação de Assembleias Gerais, bem como o das deliberações, será aquele determinado na legislação vigente.

§ 2º O Presidente da Assembleia escolherá, dentre os presentes, 01 (um) secretário.

Art. 10 A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses após o encerramento do exercício social, para deliberar sobre as matérias previstas em lei, e extraordinariamente, quando necessário.

Art. 11 Nas Assembleias Gerais, cada ação ordinária dará direito a 01 (um) voto.

Art. 12 O acionista poderá participar e ser representado por procurador nas Assembleias Gerais, exibindo, no ato ou previamente, documentos e procuração com poderes específicos, na forma da lei.

Art. 13 A ata da Assembleia Geral será lavrada conforme a legislação vigente.

Art. 14 A Assembleia Geral, além de outros casos previstos em lei, reunir-se-á para deliberar sobre:

I aumento do capital social, além do limite autorizado no Estatuto Social;

II avaliação de bens com que o acionista concorre para a formação do capital social;

III transformação, fusão, incorporação, cisão, dissolução e liquidação da empresa;

IV alteração do estatuto social;

V eleição e destituição, a qualquer tempo, dos membros do Conselho de Administração;

VI eleição e destituição, a qualquer tempo, dos membros do Conselho Fiscal e respectivos suplentes e demais comitês estatutários;

VII fixação da remuneração dos Administradores, dos conselheiros fiscais e dos membros dos comitês estatutários;

VIII aprovação das demonstrações financeiras, da destinação do resultado do exercício e da distribuição de dividendos, em conformidade com a política de distribuição de dividendos e proventos;

IX autorização para a Companhia mover ação de responsabilidade civil contra os Administradores pelos prejuízos causados ao seu patrimônio;

X alienação de bens imóveis diretamente vinculados à prestação de serviços e à constituição de ônus reais sobre eles;

XI permuta de ações ou outros valores mobiliários;

XII emissão de debêntures conversíveis em ações, inclusive de controladas;

XIII emissão de quaisquer outros títulos e valores mobiliários conversíveis em ações, no País ou no exterior; e

XIV eleição e destituição, a qualquer tempo, de liquidantes, julgando-lhes as contas.

CAPÍTULO IV - ADMINISTRAÇÃO DA COMPANHIA

Art. 15 A Companhia será administrada pelo Conselho de Administração e pela Diretoria.

Art. 16 A representação da Companhia é privativa dos diretores, na forma prevista neste Estatuto.

SEÇÃO I - CONSELHO DE ADMINISTRAÇÃO (CAD)

Art. 17 O Conselho de Administração é órgão de deliberação estratégica e colegiada responsável pela orientação superior da Companhia.

Composição, investidura e mandato

Art. 18 O Conselho de Administração será composto por 09 (nove) membros titulares, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas.

Parágrafo Único. O Conselho de Administração das subsidiárias integrais será composto por 03 (três) membros, contendo, no mínimo, o Diretor Presidente da respectiva subsidiária integral e 01 (um) diretor da Companhia.

Art. 19 Os conselheiros serão eleitos e destituídos pela Assembleia Geral, observados os dispositivos previstos na Lei Federal nº 6.404/1976 e demais normativos aplicáveis quanto à possibilidade de eleição em separado por acionistas minoritários e por detentores de ações preferenciais, bem como de adoção do voto múltiplo.

§ 1º O Diretor Presidente da Companhia poderá integrar o Conselho de Administração como seu Secretário Executivo, mediante eleição em Assembleia Geral.

§ 2º Os cargos de Presidente do Conselho de Administração e de Diretor Presidente não poderão ser acumulados pela mesma pessoa.

§ 3º O Presidente do Conselho de Administração será indicado pelo acionista controlador e designado pela Assembleia Geral que o eleger, sendo substituído, em suas ausências e impedimentos, pelo conselheiro escolhido pela maioria de seus pares.

§ 4º O Conselho de Administração deve ser composto, no mínimo, por 30% (trinta por cento) de conselheiros independentes, expressamente declarados como tais na ata da Assembleia Geral que os eleger, em conformidade com o disposto na Lei Federal nº 13.303/2016.

§ 5º As indicações ao Conselho de Administração devem observar os requisitos e vedações impostos pelas Leis Federais nº 6.404/1976 e 13.303/2016, além de atender aos seguintes parâmetros: I ter, no mínimo, 03 (três) conselheiros independentes, expressamente declarados como tais na ata da Assembleia Geral que os eleger, em conformidade com o disposto na Lei Federal nº 13.303/2016; e II ter, no mínimo, 03 (três) conselheiros, incluídos os mencionados no inciso I, que atendam, cumulativamente, as condições para compor o Comitê de Auditoria Estatutário previstas na Lei Federal nº 13.303/2016.

§ 6º Ao menos 01 (um) dos conselheiros mencionados no § 5º deverá ter reconhecida experiência em assuntos de contabilidade societária para integrar o Comitê de Auditoria Estatutário previsto nos artigos 46 a 49 deste Estatuto.

§ 7º É assegurado aos acionistas minoritários o direito de eleger 01 (um) conselheiro, se maior número não lhes couber pelo processo de voto múltiplo previsto na legislação vigente.

Art. 20 Fica assegurada a participação de 01 (um) representante dos empregados no Conselho de Administração, com mandato coincidente com o dos demais conselheiros.

§ 1º O conselheiro representante dos empregados será eleito nos termos estabelecidos na legislação pertinente, sob os mesmos critérios de qualificação previstos para os demais conselheiros.

§ 2º O candidato eleito conselheiro representante dos empregados tomará posse para o mandato estabelecido neste artigo, permitida a reeleição por 01 (uma) só vez.

Art. 21 A investidura de membros no Conselho de Administração observará as condições estabelecidas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.

Vacância e substituições

Art. 22 Ocorrendo a vacância definitiva da função de conselheiro de administração, antes do término do mandato, o Conselho de Administração convocará Assembleia Geral para eleição destinada à complementação do mandato.

§ 1º Observados os requisitos e vedações legais aplicáveis, caberá ao acionista que havia indicado o membro que deixou de ocupar o cargo de conselheiro, a competência da indicação do substituto, que poderá ser nomeado pelo Conselho de Administração para atuar até a realização da Assembleia Geral que elegerá o substituto em definitivo.

§ 2º Na hipótese de vacância de todos os cargos do Conselho de Administração, compete à Diretoria convocar a Assembleia Geral.

§ 3º Em caso de vacância de cargo no Conselho de Administração preenchido pelo voto múltiplo, a convocação da Assembleia Geral será para eleição de todas as vagas preenchidas por esse sistema para complementação dos mandatos.

Art. 23 A função de conselheiro de administração é pessoal e não se admite suplente, inclusive para representante dos empregados. No caso de ausências ou impedimentos eventuais de qualquer membro do conselho nas reuniões, o colegiado deliberará com os remanescentes.

Funcionamento

Art. 24 O Conselho de Administração se reunirá ordinariamente 01 (uma) vez por mês e extraordinariamente sempre que necessário, conforme previsto no Art. 27 do presente Estatuto.

Art. 25 As reuniões do Conselho de Administração serão convocadas pelo seu Presidente, ou pela maioria dos conselheiros em exercício, mediante o envio de correspondência por meio físico ou eletrônico a todos os conselheiros, com a indicação dos assuntos a serem tratados.

§ 1º As convocações enviadas no endereço eletrônico do conselheiro serão consideradas válidas, sendo de sua responsabilidade a atualização de seu cadastro junto à Companhia.

§ 2º As reuniões ordinárias deverão ser convocadas com antecedência mínima de 10 (dez) dias em relação à data da sua realização.

§ 3º O Presidente do Conselho de Administração deverá zelar para que os conselheiros recebam individualmente, com a devida antecedência em relação à data da reunião, a documentação contendo as informações necessárias para permitir a discussão e deliberação dos assuntos a serem tratados, incluindo, quando for o caso, a proposta da Diretoria e as manifestações de caráter técnico e jurídico.

§ 4º As reuniões do Conselho de Administração serão instaladas com a presença da maioria dos seus membros em exercício, cabendo a presidência dos trabalhos ao Presidente do Conselho de Administração ou, na sua falta, pelo conselheiro escolhido pela maioria dos seus pares.

Art. 26 Fica facultada, se necessária, a participação não presencial dos conselheiros nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o conselheiro que participar remotamente será considerado presente à reunião, e seu voto será considerado válido para todos os efeitos legais e incorporado à ata da referida reunião.

Art. 27 Quando houver motivo de extrema urgência, formalmente justificado para os membros do Conselho de Administração, o Presidente do Conselho de Administração poderá convocar as reuniões extraordinárias a qualquer momento e desde que com antecedência mínima de 48 (quarenta e oito) horas para a sua realização, mediante o envio de correspondência por meio físico ou eletrônico ou por outro meio de comunicação a todos os conselheiros, ficando facultada a participação por audioconferência, videoconferência ou outro meio idôneo de manifestação de vontade do conselheiro ausente, cujo voto será considerado válido para todos os efeitos, sem prejuízo da posterior lavratura e assinatura da respectiva ata.

Parágrafo Único. As demais reuniões extraordinárias poderão ser convocadas, na forma prevista no caput, com antecedência mínima de 72 (setenta e duas) horas, para assuntos que não são considerados de extrema urgência, mas que não podem aguardar a instalação da reunião ordinária para sua deliberação.

Art. 28 O Conselho de Administração deliberará por maioria de votos dos presentes na reunião, prevalecendo, em caso de empate, a proposta que contar com o voto do conselheiro que estiver presidindo os trabalhos.

Art. 29 As reuniões do Conselho de Administração serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio de acordo com regimento interno.

Parágrafo Único. Sempre que contiver deliberações destinadas a produzir efeitos perante terceiros, o extrato da ata será arquivado no registro do comércio e publicado na forma da legislação vigente, ressalvada a matéria de cunho sigiloso, a qual constará de documento em separado e não será dada publicidade.

Atribuições

Art. 30 Além das atribuições previstas em lei, compete ainda ao Conselho de Administração:

I eleger, destituir, aceitar renúncia, substituir os diretores da Companhia, fixando-lhes as atribuições;

II fixar a orientação geral dos negócios da Companhia, definindo objetivos e prioridades compatíveis com a área de atuação da Companhia e o seu objeto social, buscando o desenvolvimento com sustentabilidade;

III fiscalizar a gestão dos diretores da Companhia, examinar, a qualquer tempo, os livros e papéis da Companhia, solicitar informações sobre contratos celebrados ou em via de celebração, e quaisquer outros atos;

IV aprovar e acompanhar o plano de negócios, planejamento estratégico e de investimentos, contendo as diretrizes de ação, metas de resultado e índices de avaliação de desempenho, que deverão ser apresentados pela Diretoria;

V aprovar e acompanhar planos e programas anuais e plurianuais, com indicação dos respectivos projetos;

VI aprovar e acompanhar o orçamento empresarial de dispêndios e investimento da Companhia, com indicação das fontes e aplicações de recursos;

VII manifestar-se sobre o relatório da administração e as contas da Diretoria;

VIII aprovar o plano anual dos trabalhos de auditoria interna e discutir com a auditoria externa o seu plano de trabalho, com o apoio do Comitê de Auditoria Estatutário;

IX autorizar e homologar a contratação da auditoria independente, bem como a rescisão do respectivo contrato, por recomendação do Comitê de Auditoria Estatutário;

X aprovar e homologar a contratação de outros serviços de seus auditores independentes, por recomendação do Comitê de Auditoria Estatutário, sempre que estes serviços tiverem remuneração global que represente mais de 5% (cinco por cento) da remuneração dos serviços de auditoria independente;

XI aprovar aportes em investimentos societários que impliquem em aumento do patrimônio líquido da empresa investida;

XII deliberar sobre o aumento do capital social dentro do limite autorizado por este Estatuto, fixando as respectivas condições de subscrição e integralização;

XIII autorizar o lançamento e aprovar a subscrição de novas ações, na forma do estabelecido neste Estatuto, fixando todas as condições de emissão;

XIV fixar o limite máximo de endividamento da Companhia, podendo estipular prazo para seu atendimento observados os covenants existentes nos contratos já firmados pela Companhia;

XV deliberar sobre a proposta de destinação dos resultados a ser apresentada à Assembleia Geral, observado o disposto na política de distribuição de dividendos e proventos;

XVI autorizar a emissão de títulos, no mercado interno ou externo, para captação de recursos, na forma de debêntures não conversíveis em ações, notas promissórias, commercial papers, e outros, na forma da lei, observado o disposto no inciso XIV do Art. 30 do presente Estatuto;

XVII autorizar as provisões contábeis em valor superior a 2% (dois por cento) do capital social da Companhia, mediante proposta da Diretoria;

XVIII deliberar, por proposta da Diretoria, sobre a política de pessoal, incluindo a fixação do quadro, plano de cargos e salários, condições gerais de negociação coletiva, abertura de processo seletivo para preenchimento de vagas e programa de participação nos lucros e resultados;

XIX autorizar previamente a celebração de quaisquer negócios jurídicos observados os limites previstos na legislação e regulamentação estadual vigentes, incluindo a aquisição, alienação ou oneração de ativos, a obtenção de empréstimos e financiamentos, a assunção de obrigações em geral, renúncia, transação e ainda a associação com outras pessoas jurídicas;

XX deliberar, por proposta da Diretoria, sobre os projetos de investimento em novos negócios, participações em novos empreendimentos, bem como sobre a participação em outras sociedades, aprovação da constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;

XXI definir os assuntos e valores para sua alçada decisória e da Diretoria;

XXII aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários, empregados prepostos e mandatários da Companhia;

XXIII aprovar os regimentos internos da Diretoria, do Conselho de Administração e dos comitês estatutários, bem como o Código de Conduta e o Programa de Integridade da Companhia, e eventuais alterações;

XXIV aprovar o Relatório de Sustentabilidade da Companhia;

XXV aprovar o regulamento de licitações da Companhia e suas alterações;

XXVI aprovar as políticas e suas respectivas alterações, voltadas a:

a) gerenciamento de riscos;

b) transações com partes relacionadas;

c) negociação de ações de emissão própria;

d) divulgação de informações e fatos relevantes;

e) sustentabilidade;

f) distribuição de dividendos e proventos;

g) governança corporativa;

h) integridade;

i) gestão de pessoas;

j) porta-vozes;

k) avaliação anual de desempenho, individual e coletivo, dos órgãos estatutários ( Política de Avaliação ); e

l) indicação para compor os órgãos estatutários ( Política de Indicação ).

XXVII aprovar e subscrever carta anual de políticas públicas divulgando-a ao público juntamente com a carta anual de governança corporativa, na forma da lei;

XXVIII aprovar as transações entre partes relacionadas, observada as políticas de transação com partes relacionadas e de gerenciamento de riscos, com o suporte do Comitê de Auditoria Estatutário;

XXIX manifestar-se previamente sobre qualquer proposta da Diretoria ou assunto a ser submetido à Assembleia Geral;

XXX convocar a Assembleia Geral quando julgar conveniente ou nas hipóteses previstas nos termos da legislação vigente;

XXXI exercer as funções normativas das atividades da Companhia, podendo avocar para si qualquer assunto que não se compreenda na competência privativa da Assembleia Geral ou da Diretoria;

XXXII conceder licença ao Diretor Presidente da Companhia e ao Presidente do Conselho de Administração;

XXXIII constituir comitês não remunerados para seu assessoramento com atribuições específicas de análise e recomendação sobre determinadas matérias;

XXXIV nomear e destituir os membros dos comitês de assessoramento ao Conselho de Administração;

XXXV solicitar auditoria interna periódica sobre as atividades da entidade fechada de previdência complementar que administra plano de benefícios da Companhia;

XXXVI nomear e destituir, após recomendação do Comitê de Auditoria Estatutário, o titular da Auditoria Interna, bem como os auditores independentes, resguardado o direito de veto, devidamente fundamentado, dos conselheiros eleitos por votação em separado, na forma da Lei Federal nº 6.404/1976;

XXXVII aprovar e monitorar decisões envolvendo práticas de governança corporativa, relacionamento com partes interessadas e código de conduta dos agentes;

XXXVIII implementar e supervisionar os sistemas de gestão de riscos e de controle interno estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude;

XXXIX analisar, a partir de reporte direto do diretor responsável pela área de compliance, as situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada;

XL realizar avaliação anual de seu desempenho;

XLI avaliar anualmente o desempenho individual e coletivo dos Administradores e dos membros de comitês estatutários, observando os dispositivos da Lei Federal nº 13.303/2016, podendo contar com apoio metodológico e procedimental do Comitê de Indicação e Avaliação;

XLII aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria;

XLIII promover, anualmente, análise de atendimento das metas e resultados na execução do plano de negócios e da estratégia de longo prazo, devendo publicar suas conclusões e informá-las à Assembleia Legislativa e ao Tribunal de Contas do Estado, exceto as informações de natureza estratégica cuja divulgação possa ser comprovadamente prejudicial ao interesse da Companhia;

XLIV deliberar sobre os casos omissos deste Estatuto, em conformidade com as disposições legais aplicáveis; e

XLV assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas-bases dos valores tarifários estabelecidos pelo poder concedente.

Parágrafo Único. Poderá o Conselho de Administração designar à Diretoria a aprovação dos negócios jurídicos de sua competência, em limite de alçada que definir, ressalvada a competência privativa prevista em lei.

Art. 31 Compete ao Presidente do Conselho de Administração conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos, bem como coordenar o processo de avaliação de desempenho de cada conselheiro, do órgão colegiado e comitês estatutários, nos termos do presente Estatuto.

SEÇÃO II - DIRETORIA

Composição, mandato e atribuição

Art. 32 A Diretoria é o órgão executivo de administração e representação, cabendo-lhe assegurar o funcionamento regular da Companhia, em conformidade com a orientação geral traçada pelo Conselho de Administração.

Art. 33 A Diretoria será composta por 06 (seis) diretores membros, todos residentes no País, eleitos pelo Conselho de Administração, com mandato de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo: 01 (um) Diretor Presidente; 01 (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores; 01 (um) Diretor Jurídico e de Relações Institucionais; 01 (um) Diretor de Desenvolvimento de Negócios; e 01 (um) Diretor de Governança, Risco e Compliance. A Companhia poderá ter, ainda, 01 (um) Diretor Adjunto.

§ 1º É condição para investidura em cargo de diretoria da Companhia a assunção de compromisso com metas e resultados específicos a serem alcançados, que deverá ser aprovado pelo Conselho de Administração, a quem incumbe fiscalizar seu cumprimento.

§ 2º A Diretoria deverá apresentar, até a última reunião ordinária do Conselho de Administração do ano anterior, a quem compete sua aprovação:

I plano de negócios para o exercício anual seguinte; e

II estratégia de longo prazo atualizada com análise de riscos e oportunidades para, no mínimo, os próximos 05 (cinco) anos.

Art. 34 São atribuições do Diretor Presidente:

I dirigir e coordenar a Companhia;

II representar a Companhia, ativa e passivamente, em juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o Art. 44 do presente Estatuto;

III dirigir e coordenar os assuntos relacionados ao planejamento e desempenho empresarial;

IV zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;

V apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;

VI dirigir e coordenar os trabalhos da Diretoria;

VII convocar e presidir as reuniões da Diretoria;

VIII conceder licença aos demais membros da Diretoria; e

IX resolver questões de conflito de interesse ou conflito de competência entre Diretorias.

Art. 35 São atribuições dos demais diretores:

I gerir as atividades da sua área de atuação;

II participar das reuniões de Diretoria, concorrendo para a definição das políticas a serem seguidas pela Companhia e relatar os assuntos da sua respectiva área de atuação; e

III cumprir e fazer cumprir a orientação geral dos negócios da Companhia, estabelecida pelo Conselho de Administração na gestão de sua área específica de atuação.

§ 1º As demais atribuições individuais dos diretores serão fixadas em Regimento Interno da Diretoria, aprovado pelo Conselho de Administração.

§ 2º A competência da Diretoria para celebrar quaisquer negócios jurídicos incluindo a aquisição, alienação ou oneração de ativos, a obtenção de empréstimos e financiamentos, renúncia, transação e a assunção de obrigações em geral deverá observar os limites previstos na legislação e regulamentação estadual vigentes e os limites de alçada definidos em Regimento Interno da Diretoria, aprovado pelo Conselho de Administração.

§ 3º Além das atribuições estabelecidas neste Estatuto, compete a cada diretor assegurar a cooperação e o apoio aos demais diretores no âmbito de suas respectivas competências, visando à consecução dos objetivos e interesses da Companhia.

§ 4º Os diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de administração das subsidiárias integrais e controladas.

Art. 36 A Companhia terá uma área responsável pela verificação de cumprimento de obrigações e gestão de riscos, que se reportará diretamente ao Diretor Presidente e será liderada por diretor estatutário, nos termos da Lei Federal 13.303/2016, com atribuições relativas ao gerenciamento de riscos corporativos e de controles internos, compliance, integridade, código de conduta e programa de integridade, dentre outras definidas no Regimento Interno da Diretoria.

§ 1º O diretor responsável pela referida área poderá se reportar diretamente ao Conselho de Administração em situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada.

§ 2º Para o exercício de suas atribuições, a área terá assegurada a sua atuação independente e o acesso a todas as informações e documentos necessários.

Vacância e substituições

Art. 37 Nas vacâncias, ausências ou impedimentos temporários de qualquer diretor, o Diretor Presidente designará outro membro da Diretoria para acumular as funções.

§ 1º Nas suas ausências e impedimentos temporários, o Diretor Presidente será substituído pelo diretor por ele indicado e, se não houver indicação, os demais diretores elegerão, no ato, seu substituto.

§ 2º Os diretores não poderão se afastar do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença médica ou nas hipóteses autorizadas pelo Conselho de Administração.

§ 3º Os diretores poderão solicitar ao Conselho de Administração afastamento por licença não remunerada, desde que por prazo não superior a 03 (três) meses, a qual deverá ser registrada em ata.

Art. 38 Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, caberá ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, eleger o substituto, que completará o mandato do substituído.

Até que se realize a eleição, poderá a Diretoria designar 01 (um) substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.

SEÇÃO III - DIRETORIA REUNIDA (REDIR)

Funcionamento

Art. 39 A Diretoria se reunirá quinzenalmente de forma ordinária e extraordinariamente sempre que necessário, por convocação do Diretor Presidente ou de outros 02 (dois) diretores quaisquer.

§ 1º As reuniões da Diretoria serão instaladas pela presença da maioria dos diretores em exercício, considerando-se aprovada a matéria que obtiver a concordância da maioria dos presentes; no caso de empate, prevalecerá a proposta que contar com o voto do Diretor Presidente.

§ 2º A cada diretor presente conferir-se-á o direito a 01 (um) único voto, mesmo na hipótese de eventual acumulação de funções de diretores. Não será admitido o voto por representação.

§ 3º As deliberações da Diretoria constarão de ata lavrada em livro próprio e assinada por todos os presentes.

Art. 40 Fica facultada, se necessária, a participação não presencial dos diretores, nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o diretor que participar remotamente será considerado presente à reunião, e seu voto válido para todos os efeitos legais e incorporado à ata da referida reunião.

Art. 41 As reuniões da Diretoria serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio.

Atribuições

Art. 42 Além das atribuições definidas em lei, compete à Diretoria Reunida:

I gerir os negócios da Companhia de forma sustentável, considerando os fatores econômicos, sociais, ambientais, de mudança do clima e de governança corporativa, bem como os riscos e oportunidades relacionados, em todas as atividades sob sua responsabilidade;

II cumprir e fazer cumprir o Estatuto Social da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;

III elaborar e submeter à aprovação do Conselho de Administração:

a) as bases e diretrizes para a elaboração do plano estratégico, bem como dos programas anuais e plurianuais;

b) o plano estratégico contendo planos plurianuais e programas anuais de dispêndios e de investimentos, com seus respectivos projetos, metas de resultado e índices de avaliação de desempenho;

c) o orçamento da Companhia, com a indicação das fontes e aplicações dos recursos bem como suas alterações;

d) os projetos de investimento em novos negócios, participações em novos empreendimentos, bem como sobre a participação em outras sociedades, aprovação da constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;

e) a avaliação do resultado de desempenho das atividades da Companhia;

f) trimestralmente, os relatórios da Companhia acompanhados das demonstrações financeiras;

g) anualmente, o relatório da administração, acompanhado do balanço patrimonial e demais demonstrações financeiras e respectivas notas explicativas, com o parecer dos auditores independentes e a proposta de destinação do resultado do exercício;

h) proposta relacionada à política de pessoal; e

i) o Regimento Interno da Diretoria, regulamentos e políticas gerais da Companhia.

IV aprovar:

a) os critérios de avaliação técnico-econômica para os projetos de investimentos, com os respectivos planos de delegação de responsabilidade para sua execução e implantação;

b) o plano de contas contábil;

c) o plano anual de seguros da Companhia; e

d) residualmente, dentro dos limites estatutários e regimentais, tudo o que se relacionar com atividades da Companhia e que não seja de competência privativa do Diretor Presidente, do Conselho de Administração ou da Assembleia Geral, observadas as recomendações do Comitê de Auditoria Estatutário.

V autorizar, observados os limites e as diretrizes fixadas pela lei e pelo Conselho de Administração:

a) atos de renúncia ou transação judicial ou extrajudicial, para por fim a litígios ou pendências, podendo fixar limites de valor para a delegação da prática desses atos pelo Diretor Presidente ou qualquer outro diretor; e

b) celebração de quaisquer negócios jurídicos observados os limites previstos nos regimentos internos da Companhia, bem como na legislação vigente aplicável, sem prejuízo da competência atribuída pelo Estatuto ao Conselho de Administração, incluindo a aquisição, alienação ou oneração de ativos, a obtenção de empréstimos e financiamentos, a assunção de obrigações em geral e ainda a associação com outras pessoas jurídicas.

VI propor as políticas e o Código de Conduta da Companhia, assegurando o cumprimento desses no âmbito de sua atuação, em conformidade com o disposto na Lei Federal nº 13.303/2016 e demais legislações aplicáveis;

VII definir as premissas para constituição das estruturas organizacionais da Companhia, de suas subsidiárias integrais e das sociedades de propósito específico integrais;

VIII negociar e firmar instrumentos de gestão entre a Companhia, suas subsidiárias integrais e sociedades de propósito específico integrais;

IX indicar os representantes da Companhia nos órgãos estatutários das sociedades em que esta ou suas subsidiárias integrais tenham ou venham a ter participação direta ou indireta;

X definir e acompanhar o cumprimento de diretrizes e políticas da Companhia nas suas subsidiárias integrais, nas sociedades direta ou indiretamente controladas e, no caso das participações minoritárias diretas ou indiretas, fiscalizar as práticas de governança e o controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes;

XI as atividades relativas à geração de produtos e serviços, inerentes ao objeto social da Companhia e de competência de Diretoria, serão executadas por sociedades nas quais a Companhia participe, que terão as seguintes atribuições:
a) planejar, organizar, coordenar, comandar e controlar o negócio da Companhia sob sua responsabilidade;

b) obter os resultados técnicos, mercadológicos e de rentabilidade acordados com a Diretoria por intermédio dos instrumentos de gestão; e

c) atender às diretrizes da Companhia, especialmente as administrativas, técnicas, financeiras e contábeis, bem como às condições definidas nos respectivos instrumentos de gestão.

XII autorizar a abertura, instalação, transferência e a extinção de filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos.

§ 1º Respeitadas as normas aplicáveis, as atividades relativas à gestão das sociedades nas quais a Companhia e suas subsidiárias integrais detêm participação acionária poderão ser executadas por outra subsidiária integral indicada pela Diretoria, observado o dever daquelas de fiscalização com base em práticas de governança e controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes

§ 2º Observadas as normas aplicáveis e mediante regulamentação da Diretoria, as atividades relativas à comercialização de produtos e serviços, incluindo a energia adquirida de terceiros e a gerada por subsidiária integral da Copel, serão executadas por sociedade na qual a Companhia participe e que detenha tal objeto social específico.

§ 3º A Diretoria poderá designar aos demais níveis gerenciais da Companhia, a competência para atuar sobre determinadas matérias no que concerne aos limites de competência individuais atribuídos aos diretores, bem como a assinatura de contratos, convênios, termos de cooperação, enfim, qualquer instrumento que gere obrigação para a Companhia, desde que previamente aprovados dentro dos limites ora estabelecidos.

Art. 43 O Regimento Interno da Diretoria irá detalhar as atribuições individuais de cada diretor, assim como poderá condicionar a prática de determinados atos compreendidos nas áreas de competência específica à prévia autorização da Diretoria Reunida.

Representação da Companhia

Art. 44 A Companhia obriga-se perante terceiros:

I pela assinatura de 02 (dois) diretores, sendo 01 (um) necessariamente o Diretor Presidente ou o diretor responsável pela área financeira, e o outro, o diretor com atribuições da área respectiva a que o assunto se referir;

II pela assinatura de 01 (um) diretor e 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato;

III pela assinatura de 02 (dois) procuradores, conforme os poderes constantes do respectivo instrumento de mandato;

IV pela assinatura de 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato, nesse caso exclusivamente para a prática de atos específicos.

§ 1º Os instrumentos de mandato serão outorgados com prazo determinado de validade e especificarão os poderes conferidos; apenas as procurações para o foro em geral terão prazo indeterminado.

§ 2º Na hipótese descrita no inciso III do Art. 44 do presente Estatuto, os instrumentos de mandato deverão ser assinados por 02 (dois) membros da Diretoria.

§ 3º Os instrumentos de mandato especificarão expressamente os poderes especiais, os atos ou as operações outorgadas, dentro dos limites dos poderes dos diretores que os outorgam, bem como a duração do mandato por prazo determinado de validade, vedado o substabelecimento, salvo na hipótese de procuração para fins de representação judicial da Companhia, que poderá ser por prazo indeterminado e com possibilidade de substabelecimento nas condições delimitadas no referido instrumento.

§ 4º Poderá qualquer dos diretores representar individualmente a Companhia, quando o ato a ser praticado impuser representação singular e nos casos em que o uso da assinatura eletrônica impossibilite que duas ou mais pessoas assinem o mesmo documento, mediante autorização da Diretoria Reunida.

§ 5º Quando o instrumento de mandato tiver por objeto a prática de ato que depender de prévia autorização da Diretoria ou do Conselho de Administração, somente poderá ser outorgado após essa autorização, que deverá ser mencionada em seu texto.

CAPÍTULO V - COMITÊS ESTATUTÁRIOS

Art. 45 A Companhia contará com o Comitê de Auditoria Estatutário e o Comitê de Indicação e Avaliação.

Parágrafo Único. Qualquer comitê remunerado deverá ser estatutário, sendo necessária, para sua criação, a reforma do Estatuto Social pela Assembleia Geral.

SEÇÃO I - COMITÊ DE AUDITORIA ESTATUTÁRIO (CAE)

Art. 46 O Comitê de Auditoria Estatutário é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 47 O Comitê de Auditoria Estatutário também exercerá suas atribuições e responsabilidades junto às sociedades controladas pela Companhia e suas subsidiárias, que adotarem o regime de Comitê de Auditoria Estatutário único.

Art. 48 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º Os membros do Comitê de Auditoria Estatutário, em sua primeira reunião, elegerão o seu presidente, dentre seus membros independentes, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro de atas.

§ 2º O Comitê de Auditoria Estatutário será composto por 03 (três) membros do Conselho de Administração, em sua maioria independentes, conforme legislação aplicável, eleitos e destituíveis por tal órgão, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, observados o seguinte parâmetro:

I no mínimo, 01 (um) membro com experiência profissional reconhecida em assuntos de contabilidade societária, auditoria e finanças, que o caracterize como especialista financeiro nos termos da legislação vigente.

§ 3º Os membros do Comitê de Auditoria Estatutário deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.

§ 4º O Comitê de Auditoria Estatutário se reunirá no mínimo bimestralmente ou quando necessário, de modo que as informações contábeis sejam sempre apreciadas antes de sua divulgação e, decidirá por maioria de votos, com registro em ata a ser publicada no website da Companhia.

Art. 49 É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

SEÇÃO II - COMITÊ DE INDICAÇÃO E AVALIAÇÃO (CIA)

Art. 50 O Comitê de Indicação e Avaliação é órgão estatutário de caráter permanente, auxiliar dos acionistas, que verificará a conformidade do processo de indicação e de avaliação dos Administradores, conselheiros fiscais e membros de comitês estatutários, nos termos da legislação vigente.

§ 1º O Comitê de Indicação e Avaliação será composto por 05 (cinco) membros, eleitos e destituídos pela Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas, com a seguinte composição:

a) 03 (três) membros escolhidos pelo acionista controlador; e

b) 02 (dois) membros indicados pelo acionista minoritário.

§ 2º O Comitê de Indicação e Avaliação da Copel será único para a Copel Holding e suas subsidiárias integrais, podendo ser estendido às empresas controladas, coligadas e demais empresas que a Copel tenha participação, e terá a finalidade de verificar a conformidade do processo de indicação e de avaliação dos Administradores, conselheiros fiscais e membros de comitês estatutários.

§ 3º Os membros do Comitê de Indicação e Avaliação deverão opinar, de modo a auxiliar os acionistas na indicação de Administradores, conselheiros fiscais e membros de comitês estatutários sobre o preenchimento dos requisitos e ausências de vedações para as respectivas eleições.

§ 4º O Comitê de Indicação e Avaliação decidirá por maioria de votos, com registro em ata, que deverá ser lavrada na forma de sumário dos fatos ocorridos, inclusive das dissidências e dos protestos, e conter a transcrição apenas das deliberações e ser publicada no website da Companhia.

Art. 51 As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.

§ 1º O Comitê de Indicação e Avaliação se reunirá sempre que necessário e decidirá por maioria de votos, com registro em ata a ser publicada no website da Companhia.

§ 2º O Presidente do Comitê de Indicação e Avaliação será eleito por seus pares.

CAPÍTULO VI - CONSELHO FISCAL (CF)

Art. 52 A Companhia contará com um Conselho Fiscal de funcionamento permanente de fiscalização, de atuação colegiada e individual, com as competências e atribuições previstas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.

§ 1º O Conselho Fiscal das subsidiárias integrais da Copel será composto pelos 03 (três) membros e respectivos suplentes indicados pelo acionista controlador para o Conselho Fiscal da Copel Holding.

§ 2º O Presidente do Conselho Fiscal será eleito por seus pares.

Art. 53 O Conselho Fiscal será composto por 05 (cinco) membros titulares e igual número de suplentes, eleitos em Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas.

§ 1º As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.

§ 2º Podem ser membros do Conselho Fiscal pessoas naturais, residentes no País, com formação acadêmica compatível com o exercício da função e que tenham exercido, por prazo mínimo de 03 (três) anos, cargo de direção ou assessoramento na Administração Pública ou cargo de Conselheiro Fiscal ou Administrador em empresa.

§ 3º Não podem ser eleitos para o Conselho Fiscal, além das pessoas enumeradas nos parágrafos do Art. 147 da Lei Federal 6.404/1976, membros de órgãos de administração e empregados da companhia ou de sociedade controlada ou do mesmo grupo, e o cônjuge ou parente, até terceiro grau, de administrador da companhia.

§ 4º É vedada a indicação para o Conselho Fiscal:

I de representante do órgão regulador ao qual a Copel está sujeita, de Ministro de Estado, de Secretário de Estado, de Secretário Municipal, de titular de cargo, sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo;
II de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em trabalho vinculado a organização, estruturação e realização de campanha eleitoral;

III de pessoa que exerça cargo em organização sindical;

IV de pessoa que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná ou com a Copel em período inferior a 03 (três) anos antes da data de nomeação;

V de pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a Copel.

§ 5º A vedação prevista no inciso I do § 4º estende-se também aos parentes consanguíneos ou afins até o terceiro grau das pessoas nele mencionadas.

Vacância e substituições

Art. 54 Na hipótese de vacância, renúncia ou destituição do membro efetivo, este será substituído pelo seu respectivo suplente, até que haja eleição do novo conselheiro para complementação do mandato em Assembleia Geral convocada para tal fim.

Art. 55 O Conselho Fiscal se reunirá ordinariamente 01 (uma) vez por mês e, extraordinariamente, sempre que necessário, quando convocado por qualquer de seus membros ou pela Diretoria, lavrando-se ata em livro próprio.

Art. 56 Os membros do Conselho Fiscal perceberão a remuneração fixada pela Assembleia Geral que os eleger, observado o mínimo legal.

CAPÍTULO VII - REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS

Posse, impedimentos e vedações

Art. 57 Para investidura no cargo, os membros dos órgãos estatutários deverão atender os requisitos e vedações dispostos na legislação aplicável, bem como estar em conformidade com a Política de Indicação .

Art. 58 Os membros dos órgãos estatutários serão investidos em seus cargos mediante assinatura de termo de posse, lavrado no respectivo livro de atas.

§ 1º O termo de posse deverá ser assinado nos 30 (trinta) dias seguintes à eleição ou nomeação, sob pena de sua ineficácia, salvo justificativa aceita pelo órgão para o qual o membro tiver sido eleito, e deverá conter a indicação de pelo menos 01 (um) domicílio para recebimento de citações e intimações de processos administrativos e judiciais, relativos a atos de sua gestão, sendo permitida a alteração do domicílio indicado somente mediante comunicação escrita à Companhia.

§ 2º A investidura ficará condicionada à apresentação de declaração de bens e valores, na forma prevista na legislação vigente, que deverá ser atualizada anualmente e ao término do mandato.

Art. 59 A posse dos membros do Conselho de Administração e da Diretoria estará condicionada à prévia subscrição do Termo de Anuência dos Administradores , nos termos do Regulamento do Nível 1 da B3, bem como ao atendimento dos requisitos legais aplicáveis.

Art. 60 O prazo de mandato dos membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e comitês estatutários da Companhia será de 02 (dois) anos, sendo permitidas, no máximo:

I 02 (duas) reconduções consecutivas, para os membros do Conselho Fiscal e do Comitê de Indicação e Avaliação; II 03 (três) reconduções consecutivas, para os membros da Diretoria, do Conselho de Administração e do Comitê de Auditoria Estatutário.

Art. 61 Os Administradores da Companhia deverão aderir à política de negociações de ativos de emissão própria, e à política de divulgação de informações e fatos relevantes, em atendimento à normativa da Comissão de Valores Mobiliários, mediante assinatura de termo respectivo.

Art. 62 O acionista e os membros da Diretoria, dos Conselhos de Administração e Fiscal e comitês estatutários que, por qualquer motivo, tiverem interesse particular direto, indireto ou conflitante com o da Companhia em determinada deliberação, deverão se abster de participar da discussão e votação desse item, ainda que como representantes de terceiros, fazendo-se constar em ata a razão da abstenção, indicando a natureza e a extensão do seu interesse.

Art. 63 Os membros dos órgãos estatutários serão desligados mediante renúncia voluntária ou destituição ad nutum.

Art. 64 Salvo na hipótese de renúncia ou destituição, considera-se automaticamente prorrogado o mandato dos membros dos órgãos estatutários, até a investidura dos novos membros.

Art. 65 Além dos casos previstos em lei, dar-se-á vacância do cargo quando:

I o membro do Conselho de Administração ou Fiscal ou dos comitês estatutários deixar de comparecer a 02 (duas) reuniões consecutivas ou 03 (três) intercaladas, nas últimas 12 (doze) reuniões, sem justificativa;

II o membro da Diretoria se afastar do exercício do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença ou nas hipóteses autorizados pelo Conselho de Administração.

Art. 66 Anualmente será realizada avaliação de desempenho, individual e coletiva, dos membros do Conselho de Administração, dos comitês estatutários, da Diretoria e do Conselho Fiscal da Companhia e de suas subsidiárias integrais, com o apoio do Comitê de Indicação e Avaliação, podendo contar com instituição independente, conforme procedimento previamente definido e em conformidade com a Política de Avaliação , observado os quesitos mínimos previstos pela Lei Federal nº 13.303/2016.

Art. 67 Os órgãos estatutários se reúnem validamente com a presença da maioria de seus membros e deliberam por voto da maioria dos presentes, com registro no livro de atas, podendo estas serem lavradas de forma sumária.

§ 1º Caso a decisão não seja unânime, o voto divergente poderá ser registrado, a critério do respectivo membro.

§ 2º Nas deliberações colegiadas do Conselho de Administração e da Diretoria, o membro que estiver presidindo a reunião terá o voto de desempate, além do voto pessoal.

Art. 68 Os membros de um órgão estatutário, quando convidados, poderão comparecer às reuniões dos outros órgãos, sem direito a voto.

Art. 69 As reuniões dos órgãos estatutários devem ser presenciais, admitindo-se participação de membro por audioconferência ou videoconferência.

Remuneração

Art. 70 A remuneração dos membros dos órgãos estatutários será fixada anualmente pela Assembleia Geral e não haverá acumulação de proventos ou quaisquer vantagens em razão das substituições que ocorram em virtude de vacância, ausências ou impedimentos temporários, nos termos do presente Estatuto.

Art. 71 É vedada a participação remunerada de membros da administração pública, direta ou indireta, em mais de 02 (dois) conselhos de administração ou fiscal da Companhia ou de suas subsidiárias.

Parágrafo Único. O Diretor Presidente, na condição de membro do Conselho de Administração, não será remunerado.

CAPÍTULO VIII - EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E

DISTRIBUIÇÃO DE RESULTADOS

Art. 72 A escrituração e a elaboração das demonstrações financeiras deverão observar o disposto na Lei Federal nº 6.404/1976 e nas normas da Comissão de Valores Mobiliários, inclusive quanto à obrigatoriedade de auditoria independente por auditor registrado nesse órgão.

§ 1º A Companhia deverá elaborar demonstrações financeiras trimestrais e divulga-las em sítio eletrônico.

§ 2º Ao fim de cada exercício social, a Diretoria fará elaborar as demonstrações financeiras previstas em lei, observando-se, quanto aos resultados, as seguintes regras:

I do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda;

II do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição de reserva legal, que não excederá 20% (vinte por cento) do capital social;

III a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento;

IV outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.

Art. 73 Os acionistas terão direito ao dividendo mínimo obrigatório correspondente a 25% (vinte e cinco por cento) do lucro líquido do exercício, ajustado de acordo com o dispositivo na Lei Federal nº 6.404/1976.

§ 1º Com base no lucro apurado em balanço semestral, o Conselho de Administração poderá deliberar por antecipar a distribuição de dividendos intermediários ou pagamento de juros sobre o capital próprio, sem prejuízo da posterior ratificação da Assembleia Geral e desde que em conformidade com a política de distribuição de dividendos e proventos.

§ 2º O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.

§ 3º Os lucros que deixarem de ser distribuídos nos termos do § 2º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo o permita a situação financeira da Companhia.

§ 4º Na forma da lei, serão submetidos ao Tribunal de Contas do Estado, até o dia 30 de abril de cada ano, os documentos da administração relativos ao exercício social imediatamente anterior.

Art. 74 Respeitados os limites e dispositivos estabelecidos na Lei Federal nº 6.404/1976, nos exercícios em que for pago o dividendo mínimo obrigatório, a Assembleia Geral fixará, anualmente, os limites de participação da Diretoria nos lucros da Companhia.

CAPÍTULO IX - DISSOLUÇÃO E LIQUIDAÇÃO

Art. 75 A dissolução far-se-á de acordo com o que dispuser a Assembleia Geral, obedecidas as prescrições legais a respeito.

Art. 76 A Companhia entrará em liquidação, nos casos previstos em lei, competindo à Assembleia Geral, se for o caso, determinar o modo de liquidação e nomear o liquidante, fixando sua remuneração.

CAPÍTULO X - MECANISMOS DE DEFESA

Art. 77 Os membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e dos comitês estatutários respondem pelos prejuízos ou danos causados no exercício de suas atribuições, nas hipóteses previstas em lei.

Art. 78 A Companhia assegurará, nos casos em que não houver incompatibilidade com seus próprios interesses, a defesa jurídica em processos judiciais e administrativos propostos por terceiros contra integrantes e ex-integrantes de órgãos estatutários, durante ou após os respectivos mandatos, por atos praticados no exercício do cargo ou de suas funções.

§ 1º A mesma proteção definida no caput será estendida aos empregados prepostos e mandatários da Companhia que venham a figurar no polo passivo de processo judicial e administrativo, exclusivamente em decorrência de atos que tenham praticado em cumprimento de mandato outorgado pela Companhia ou no exercício de competência delegada pelos Administradores.

§ 2º A defesa jurídica será assegurada por meio da área jurídica interna ou da contratação de seguro ou, na impossibilidade de fazê-lo, por escritório de advocacia contratado, a critério da Companhia.

§ 3º Se após solicitação formal do interessado à Companhia, não for assegurada a defesa, nos termos do §2º, o agente poderá contratar advogado de sua confiança por sua conta, fazendo jus ao reembolso dos respectivos custos e honorários advocatícios fixados em montante razoável, proposto dentro dos parâmetros e condições atuais praticados pelo mercado para a defesa do caso específico, aprovados pelo Conselho de Administração, se for, ao final, absolvido ou exonerado de responsabilidade.

§ 4º O Conselho de Administração poderá deliberar pelo adiantamento dos honorários do advogado contratado na hipótese do § 3º.

Art. 79 A Companhia assegurará o acesso em tempo hábil a toda a documentação necessária à defesa jurídica. Adicionalmente, arcará com os custos processuais, emolumentos de qualquer natureza, despesas administrativas e depósitos para garantia de instância quando a defesa for realizada pelo jurídico interno.

Art. 80 Se a pessoa beneficiária da defesa jurídica, dentre as mencionadas no art. 78 do presente Estatuto, for condenada ou responsabilizada, com sentença transitada em julgado, com fundamento em violação de lei ou do Estatuto, ou decorrente de ato culposo ou doloso, ficará obrigada a ressarcir a Companhia todo o valor efetivamente desembolsado com a defesa jurídica, além de eventuais prejuízos causados.

Art. 81 A Companhia poderá manter contrato de seguro de responsabilidade civil permanente em favor das pessoas mencionadas no Art. 77 do presente Estatuto, na forma e extensão definidas pelo Conselho de Administração e na apólice contratada, para a cobertura das despesas processuais e honorários advocatícios de processos judiciais e administrativos instaurados contra elas, a fim de resguardá-las das responsabilidades por atos decorrentes do exercício do cargo ou função, cobrindo todo o prazo de exercício dos respectivos mandatos.

CAPÍTULO XI - RESOLUÇÃO DE CONFLITOS

Art. 82 A Companhia, seus acionistas, Administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda, em especial, da aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas neste Estatuto e na legislação vigente, bem como nas normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento do Nível 1 , do Contrato de Participação no Nível 1, do Regulamento de Sanções e do Regulamento de Arbitragem da Câmara de Arbitragem do Mercado instituída pela B3.

CAPÍTULO XII - DISPOSIÇÕES GERAIS

Art. 83 Na hipótese de retirada de acionistas ou de fechamento de capital, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor econômico de tais ações, a ser apurado de acordo com o procedimento de avaliação aceito pela Lei Federal nº 6.404/1976, sempre que tal valor for inferior ao valor patrimonial.

Art. 84 A Companhia deverá observar, além do acordo de acionistas, as orientações e procedimentos previstos em legislação federal, estadual e municipal, bem como em normas regulatórias e normativas expedidas por órgãos estaduais e federais.

Art. 85 As regras referentes aos prazos de mandato dos membros dos órgãos estatutários previstos neste Estatuto deverão ser aplicadas conforme previsto na Lei Federal nº 13.303/2016 e demais disposições legais aplicáveis.

ANEXO I - ALTERAÇÕES ESTATUTÁRIAS

O texto originário do Estatuto da Copel (arquivado na Jucepar, sob o nº 17.340, em 16.06.1955, e publicado no DOE PR, de 25.06.1955) foi objeto de modificações cujas referências são citadas a seguir:

Ata da AG	JUCEPAR		Publicada no DOE PR
	Nº arq.	Data
09.09.1969	83.759	01.10.1969	08.10.1969
21.08.1970	88.256	04.09.1970	14.09.1970
22.10.1970	88.878	05.11.1970	16.11.1970
28.04.1972	95.513	24.05.1972	30.05.1972
30.04.1973	101.449	15.08.1973	28.08.1973
06.05.1974	104.755	21.05.1974	05.06.1974
27.12.1974	108.364	07.02.1975	21.02.1975
30.04.1975	110.111	03.06.1975	18.06.1975
26.03.1976	114.535	29.04.1976	10.05.1976
15.02.1978	123.530	28.02.1978	08.03.1978
14.08.1979	130.981	09.11.1979	20.11.1979
26.02.1980	132.253	25.03.1980	16.04.1980
30.10.1981	139.832	01.12.1981	18.12.1981
02.05.1983	146.251	31.05.1983	14.06.1983
23.05.1984	150.596	26.07.1984	28.08.1984
17.12.1984	160.881	17.01.1985	11.02.1985
11.06.1985	162.212	01.07.1985	18.07.1985
12.01.1987	166.674	13.02.1987	26.02.1987
18.03.1987	166.903	07.04.1987	08.05.1987
19.06.1987	167.914	02.07.1987	14.07.1987
22.02.1994	18444,7	28.02.1994	17.03.1994
22.08.1994	309,0	20.09.1994	06.10.1994
15.02.1996	960275860	27.02.1996	06.03.1996
18.10.1996	961839597	29.10.1996	06.11.1996
10.07.1997	971614148	18.07.1997	22.07.1997
12.03.1998	980428793	01.04.1998	07.04.1998
30.04.1998	981597050	06.05.1998	12.05.1998
25.05.1998	981780954	28.05.1998	02.06.1998
26.01.1999	990171175	05.02.1999	11.02.1999
25.03.1999	990646483	14.04.1999	23.04.1999
27.03.2000	000633666	30.03.2000	07.04.2000
07.08.2001	20011994770	14.08.2001	27.08.2001
26.12.2002	20030096413	29.01.2003	10.02.2003
19.02.2004	20040836223	08.03.2004	19.03.2004
17.06.2005	20052144879	23.06.2005	05.07.2005
11.01.2006	20060050632	20.01.2006	25.01.2006
			Cont

ANEXO I - ALTERAÇÕES ESTATUTÁRIAS

Continuação
Ata da AG	JUCEPAR		Publicada no DOE PR
	Nº arq.	Data
24.08.2006	20063253062	30.08.2006	11.09.2006
02.07.2007	20072743441	04.07.2007	27.07.2007
18.04.2008	20081683790	25.04.2008	27.05.2008
13.03.2009	20091201500	13.03.2009	31.03.2009
08.07.2010	20106612077	20.07.2010	04.08.2010
28.04.2011	20111122929	10.05.2011	07.06.2011
26.04.2012	20123192609	09.05.2012	15.05.2012
25.04.2013	20132186560	07.05.2013	20.05.2013
25.07.2013	20134231198	30.07.2013	09.08.2013
10.10.2013	20135861330	15.10.2013	25.10.2013
24.04.2014	20142274046	29.04.2014	05.05.2014
23.04.2015	20152615962	04.05.2015	06.05.2015
22.12.2016	20167724827	04.01.2017	06.01.2017
07.06.2017	20173251129	12.06.2017	19.06.2017
28.06.2018	20183296796	11.07.2018	17.07.2018

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º)

	Capital Inicial, em 28.03.1955: Cr$ 800.000.000,00

Ata da AG	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR
		Nº arq.	Data
	Cr$
01.10.1960	1.400.000.000,00	26.350	13.10.1960	14.10.1960
16.04.1962	4.200.000.000,00	31.036	03.05.1962	26.05.1962
11.11.1963	8.000.000.000,00	37.291	28.11.1963	02.12.1963
13.10.1964	16.000.000.000,00	50.478	23.10.1964	31.10.1964
24.09.1965	20.829.538.000,00	65.280	15.10.1965	18.10.1965
29.10.1965	40.000.000.000,00	65.528	12.11.1965	18.11.1965
20.09.1966	70.000.000.000,00	70.003	11.10.1966	18.10.1966[1]
	NCr$
31.10.1967	125.000.000,00	74.817	01.12.1967	07.12.1967
17.06.1968	138.660.523,00	77.455	27.06.1968	13.07.1968
27.11.1968	180.000.000,00	79.509	10.12.1968	20.12.1968
06.06.1969	210.000.000,00	82.397	11.07.1969	05.08.1969
13.10.1969	300.000.000,00	84.131	30.10.1969	03.11.1969
03.12.1969	300.005.632,00	84.552	16.12.1969	30.12.1969
06.04.1970	332.111.886,00	86.263	14.05.1970	09.06.1970
	Cr$
24.11.1970	425.000.000,00	89.182	11.12.1970	18.12.1970
18.12.1970	500.178.028,00	89.606	04.02.1971	17.02.1971
31.07.1972	866.000.000,00	97.374	21.09.1972	04.10.1972
30.04.1973[2]	867.934.700,00	101.449	15.08.1973	28.08.1973
31.08.1973	877.000.000,00	102.508	09.11.1973	21.11.1973
30.10.1973[3]	1.023.000.000,00	103.387	25.01.1974	11.02.1974
30.05.1974	1.023.000.010,00	105.402	21.06.1974	27.06.1974
27.12.1974	1.300.000.000,00	108.364	07.02.1975	21.02.1975
30.04.1975	1.302.795.500,00	110.111	13.06.1975	18.06.1975
22.12.1975	1.600.000.000,00	113.204	15.01.1976	13.02.1976
26.03.1976	1.609.502.248,00	114.535	29.04.1976	10.05.1976
17.12.1976	2.100.000.000,00	118.441	14.01.1977	04.02.1977
29.08.1977	3.000.000.000,00	122.059	14.10.1977	25.10.1977
16.11.1977	3.330.000.000,00	122.721	13.12.1977	12.01.1978
28.04.1978	3.371.203.080,00	125.237	06.07.1978	20.07.1978
				Cont
[1] Retificada no DOE PR de 05.06.1967.
[2] Ratificada na AGE de 07.08.1973, publicada no DOE PR de 23.08.1973.
[3] Ratificada na AGE de 21.12.1973, publicada no DOE PR de 01.02.1974.

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º)

Continuação
Ata da AG	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR
		Nº arq.	Data
	Cr$
14.12.1978	4.500.000.000,00	127.671	19.01.1979	06.03.1979
05.03.1979	5.656.487.659,00	128.568	04.05.1979	17.05.1979
30.04.1979	5.701.671.254,00	129.780	24.07.1979	14.08.1979
24.09.1979	8.000.000.000,00	130.933	05.11.1979	23.11.1979
	CR$
27.03.1980	10.660.296.621,00	133.273	17.06.1980	27.06.1980
29.04.1980	10.729.574.412,00	133.451	27.06.1980	16.07.1980
16.10.1980	11.600.000.000,00	135.337	02.12.1980	20.01.1981
30.04.1981	20.000.000.000,00	137.187	19.05.1981	29.05.1981
30.10.1981	20.032.016.471,00	139.832	01.12.1981	18.12.1981
30.04.1982	37.073.740.000,00	141.852	01.06.1982	17.06.1982
29.10.1982	39.342.000.000,00	144.227	14.12.1982	29.12.1982
14.03.1983	75.516.075.768,00	145.422	12.04.1983	10.05.1983
02.05.1983	80.867.000.000,00	146.251	31.05.1983	14.06.1983
01.09.1983	83.198.000.000,00	148.265	25.10.1983	09.12.1983
10.04.1984	205.139.191.167,00	150.217	15.06.1984	17.07.1984
10.04.1984	215.182.000.000,00	150.217	15.06.1984	17.07.1984
05.10.1984	220.467.480.000,00	160.412	08.11.1984	27.11.1984
25.03.1985	672.870.475.837,00	161.756	21.05.1985	11.06.1985
25.03.1985	698.633.200.000,00	161.756	21.05.1985	11.06.1985
18.09.1985	719.093.107.000,00	163.280	14.11.1985	27.11.1985
	Cz$
25.04.1986	2.421.432.629,00	164.815	11.06.1986	30.06.1986
23.10.1986	2.472.080.064,00	166.138	06.11.1986	14.11.1986
18.03.1987	4.038.049.401,49	166.903	07.04.1987	08.05.1987
18.03.1987	4.516.311.449,87	166.903	07.04.1987	08.05.1987
18.09.1987	4.682.539.091,91	168.598	06.10.1987	16.10.1987
14.04.1988	18.772.211.552,10	170.034	06.05.1988	25.05.1988[4]
14.04.1988	19.335.359.578,00	170.034	06.05.1988	25.05.1988
14.06.1988	19.646.159.544,00	170.727	11.07.1988	20.07.1988
25.04.1989	174.443.702.532,00	172.902	26.05.1989	06.07.1989
	NCz$
25.04.1989	182.848.503,53	172.902	26.05.1989	06.07.1989
26.06.1989	184.240.565,60	17.337,4	12.07.1989	21.07.1989
				Cont
[4] Retificação no DOE nº 2780, de 27.05.88.

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º)

Continuação
Ata da AG	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR
		Nº arq.	Data
	Cr$
30.03.1990	2.902.464.247,10	175.349	02.05.1990	09.05.1990
30.03.1990	3.113.825.643,60	175.349	02.05.1990	09.05.1990
25.05.1990	3.126.790.072,52	176.016	10.07.1990	09.08.1990
25.03.1991	28.224.866.486,42	17.780,9	26.04.1991	23.05.1991
25.03.1991	30.490.956.176,38	17.780,9	26.04.1991	23.05.1991
23.05.1991	30.710.162.747,26	17.833,7	18.06.1991	27.06.1991
28.04.1992	337.561.908.212,47	18.061,7	08.06.1992	06.07.1992
28.04.1992	367.257.139.084,96	18.061,7	08.06.1992	06.07.1992
25.06.1992	369.418.108.461,33	18.089,9	09.07.1992	17.07.1992
01.04.1993	4.523.333.257.454,10	18.255,3	29.04.1993	20.05.1993
01.04.1993	4.814.158.615.553,95	18.255,3	29.04.1993	20.05.1993
15.06.1993	4.928.475.489.940,95[5]	18.313,9	13.07.1993	24.08.1993
	CR$
26.04.1994	122.158.200.809,22[6]	1847810	10.05.1994	08.06.1994
	R$
25.04.1995	446.545.229,15	950696471	18.05.1995	19.06.1995
23.04.1996	546.847.990,88	960710000	07.05.1996	15.05.1996
29.07.1997	1.087.959.086,89	971614130	30.07.1997	01.08.1997
07.08.1997	1.169.125.740,57[7]	971761671	12.08.1997	15.08.1997
12.03.1998	1.225.351.436,59	980428793	01.04.1998	07.04.1998
25.03.1999	1.620.246.833,38	990646483	14.04.1999	23.04.1999
26.12.2002	2.900.000.000,00	20030096413	29.01.2003	10.02.2003
29.04.2004	3.480.000.000,00	20041866290	07.06.2004	18.06.2004
27.04.2006	3.875.000.000,00	20061227897	09.05.2006	24.05.2006
27.04.2007	4.460.000.000.00	20071761462	05.05.2007	29.05.2007
27.04.2010	6.910.000.000,00	20105343960	06.05.2010	13.05.2010
22.12.2016	7.910.000.000,00	20167724827	04.01.2017	06.01.2017

5 Em função da Medida Provisória nº 336, de 28.07.93, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.08.93, a ser registrado em "cruzeiros reais" (CR$ 4.928.475.475,41, nesta última data).
6 Em função da Medida Provisória nº 542, de 30.06.94, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.07.94, a ser registrado em "reais" (R$ 44.421.146,54, nesta última data).
[7] Aumento do capital social autorizado pelo Conselho de Administração.

Anexo I b

ESTATUTO SOCIAL COPEL HOLDING

QUADRO COMPARATIVO ALTERAÇÃO DO NÚMERO DE MEMBROS DO CAE

Estatuto Vigente Redação Atual Última alteração na 197ª AGE, de 28.06.2018.	Estatuto proposto	Justificativa
CAPÍTULO IV - ADMINISTRAÇÃO DA COMPANHIA
SEÇÃO I - CONSELHO DE ADMINISTRAÇÃO (CAD)
Composição, investidura e mandato
Art. 19 Os conselheiros serão eleitos e destituídos pela Assembleia
Geral, observados os dispositivos previstos na Lei Federal nº
6.404/1976 e demais normativos aplicáveis quanto à possibilidade de eleição em separado por acionistas minoritários e por detentores de
ações preferenciais, bem como de adoção do voto múltiplo.
§ 1º O Diretor Presidente da Companhia poderá integrar o Conselho de Administração como seu Secretário Executivo, mediante eleição em Assembleia Geral.
§ 2º Os cargos de Presidente do Conselho de Administração e de Diretor Presidente não poderão ser acumulados pela mesma pessoa
§ 3º O Presidente do Conselho de Administração será indicado pelo acionista controlador e designado pela Assembleia Geral que o eleger, sendo substituído, em suas ausências e impedimentos, pelo
conselheiro escolhido pela maioria de seus pares.
§ 4º O Conselho de Administração deve ser composto, no mínimo, por 30% (trinta por cento) de conselheiros independentes, expressamente declarados como tais na ata da Assembleia Geral que
§ 5º As indicações ao Conselho de Administração devem observar os requisitos e vedações impostos pelas Leis Federais nº 6.404/1976 e 13.303/2016, além de atender aos seguintes parâmetros:
I ter, no mínimo, 03 (três) conselheiros independentes, expressamente declarados como tais na ata da Assembleia Geral que os eleger, em conformidade com o disposto na Lei Federal nº 13.303/2016; e
II ter, no mínimo, 05 (cinco) conselheiros, incluídos os mencionados no inciso I, que atendam, cumulativamente, as condições para compor
o Comitê de Auditoria Estatutário previstas na Lei Federal nº
13.303/2016.	II ter, no mínimo, 03 (três) conselheiros, incluídos os
mencionados no inciso I, que atendam, cumulativamente, as
condições para compor o Comitê de Auditoria Estatutário
	previstas na Lei Federal nº 13.303/2016.	Redução do número de membros Resolução CA- 180.10.2 de 11/07/2018
§ 6º Ao menos 01 (um) dos conselheiros mencionados no § 5º deverá
ter reconhecida experiência em assuntos de contabilidade societária para integrar o Comitê de Auditoria Estatutário previsto nos artigos 46 a 49 deste Estatuto.

Estatuto Social Copel Holding Quadro comparativo de alterações - 22/10/2018 pág. 1/2

ESTATUTO SOCIAL COPEL HOLDING

QUADRO COMPARATIVO ALTERAÇÃO DO NÚMERO DE MEMBROS DO CAE

Estatuto Vigente Redação Atual Última alteração na 197ª AGE, de 28.06.2018.	Estatuto proposto	Justificativa
CAPÍTULO V - COMITÊS ESTATUTÁRIOS
SEÇÃO I - COMITÊ DE AUDITORIA ESTATUTÁRIO (CAE)
Art. 48 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão
detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.
§ 2º O Comitê de Auditoria Estatutário será composto por 05
(cinco) membros do Conselho de Administração, eleitos e destituíveis por tal órgão, todos com prazo de mandato unificado de 02 (dois)
anos, permitidas, no máximo, 03 (três) reconduções consecutivas,
observados os seguintes parâmetros:	§ 2º O Comitê de Auditoria Estatutário será composto por 03
(três) membros do Conselho de Administração, em sua maioria
independentes, conforme legislação aplicável, eleitos e
destituíveis por tal órgão, todos com prazo de mandato unificado
	de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, observado o seguinte parâmetro:	Redução do número de membros Resolução CA- 180.10.2 de 11/07/2018
I no mínimo, 03 (três) membros independentes do Conselho de Administração nos termos da Lei Federal nº 13.303/2016; e		Excluído.
II no mínimo, 01 (um) membro com experiência profissional
reconhecida em assuntos de contabilidade societária, auditoria e finanças, que o caracterize como especialista financeiro nos termos
da legislação vigente.	I no mínimo, 01 (um) membro com experiência
profissional reconhecida em assuntos de contabilidade
societária, auditoria e finanças, que o caracterize como
	especialista financeiro nos termos da legislação vigente.	Renumerado

Estatuto Social Copel Holding Quadro comparativo de alterações - 22/10/2018 pág. 2/2

Anexo II a

INSTRUÇÃO CVM No 480, DE 7 DE DEZEMBRO DE 2009 INSTRUÇÃO CVM Nº 552, DE 9 DE OUTUBRO DE 2014

FORMULÁRIO DE REFERÊNCIA 2018

12.5.	Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:
a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
Mauro Ricardo Machado	21/3/1962 Costa	Administrador de Empresas	266.821.251-00	Conselheiro de Administração (Efetivo)
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
18.06.2018	-	2017-2019	Membro do Conselho de Administração (2015-2017), Membro do Conselho Fiscal (2017-2018)	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
-
l. Número de mandatos consecutivos		Observação:
-		Administrador de Empresas
m. informações sobre:
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii)
é controlada por acionista do emissor que detenha participação, direta ou indireta, igual
ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor		Auditor Fiscal da Receita Federal do Brasil (cedido); Secretário da Fazenda Prefeitura de Salvador (2013-2014); e Secretário de Finanças da Prefeitura de São Paulo (2011-2012)
ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor	Secretário de Estado da Fazenda do Estado do Paraná (2015 - atual); Presidente do Conselho de Administração - FOMENTO
PARANÁ (2015 - atual); Presidente do Conselho de Administração PARANACIDADE (2015 - atual); Presidente do Conselho de Administração - Companhia de Saneamento do Paraná SANEPAR (2015 - atual); Membro do Conselho de
Administração - Companhia de Habitação do Paraná COHAPAR (2015 - atual); e Membro do Conselho de Administração -
Agência Paraná de Desenvolvimento APD (2015 - atual)
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal				Não há

Data e hora do encerramento do preenchimento: 31/10/2018 19:34:45
Página 1 de 3

qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas	Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer	Não há qualquer condenação

12.6. Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

Não se aplica

12.7. Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

Não se aplica

12.8. Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

Não se aplica

12.9. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre: a. administradores do emissor

Data e hora do encerramento do preenchimento: 31/10/2018 19:34:45

Página 2 de 3

b. (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor
c. (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor
d. (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

Não se aplica

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:
a. sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social
b. controlador direto ou indireto do emissor
c. caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Não se aplica

Data e hora do encerramento do preenchimento: 31/10/2018 19:34:45

Página 3 de 3

Anexo II b

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO I

FORMULÁRIO CADASTRAL – DIRETOR(A) OU CONSELHEIRO(A) DE ADMINISTRAÇÃO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administrador (conselheiro de administração ou diretor) de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo: MAURO RICARDO MACHADO COSTA	
2. CPF: 266.821.251-00	3. Sexo: (X) M ( ) F
4. Endereço: Rua: Bahia, 527 – ap. 021 Higienópolis – São Paulo	
5. Telefone profissional:	6. Telefone pessoal: 41 98522 8151
7. *E-mail*: mauroricardo21@uol.com.br	
8. Cargo para o qual foi indicado: (X) Conselho de Administração ( ) Diretor	
9. Empresa à qual foi indicado:	
10. Representante do(s): (X) Acionista controlador ( ) Acionistas minoritários ( ) Acionistas preferencialistas ( ) Empregados *( ) Membro independente	

B. EXPERIÊNCIA PROFISSIONAL

11. Assinale a experiência profissional abaixo que você possui:
( ) 10 anos na área de atuação da estatal ou em área conexa ao cargo para o qual foi indicado
(X.) 04 anos em cargo de direção (conselho de administração, diretoria ou comitê de auditoria) ou chefia superior (dois níveis hierárquicos não estatutários mais altos da empresa) em empresa de porte ou objeto semelhante ao da

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

estatal
( ) 04 anos em cargo equivalente a DAS-4 ou superior em pessoa jurídica de direito público interno
( ) 04 anos como docente ou pesquisador, de nível superior, na área de atuação da estatal
( ) 04 anos como profissional liberal em atividade vinculada à área de atuação da estatal

12. Dos itens assinalados no item 11, descreva a experiência mais aderente ao cargo de administrador:

Presidente do Conselho de Administração – Companhia Paranaense de Securitização, Membro do CF COPEL, Presidente do CAD SANEPAR,, Presidente do CAD PARANACIDADE, Membro CAD – APD, Presidente do Conselho Fiscal – ELEJOR, Presidente do CAD – FOMENTO PARANÁ, Membro do CAD – COHAPAR, Presidente do CAD – COMPAGAS, Membro do CAD – CELEPAR, Membro do CAD e Comitê de Auditoria – COPEL.

*Indicar só a principal. Exemplos: a) empregado; b) superintendente; c) coordenador-geral; d) professor de economia; e) advogado

	SIM	NÃO
13. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?	X	

14. Qual a área de sua formação acadêmica?
GRADUAÇÃO EM ADMINISTRAÇÃO DE EMPRESAS
PÓS-GRADUAÇÃO EM ADMINISTRAÇÃO PÚBLICA

	SIM	NÃO
15. É titular de cargo com vínculo permanente com o serviço Público?	X	

16. Em caso de resposta positiva no item 15, informe o cargo:
AUDITOR-FISCAL DA RECEITA FEDERAL DO BRASIL

	SIM	NÃO
17. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	X	
18. É residente no Brasil (requisito obrigatório apenas para indicação de Diretor)?	X	
19. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?	X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	SIM	NÃO
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		X
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		X
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		X
IV - é dirigente estatutário de partido político, ainda que licenciado?		X
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		X
VI - é parente consanguíneo ou afim até o terceiro grau das pessoas mencionadas nos incisos I a V?		X
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		X
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		X
IX - é pessoa que exerça cargo em organização sindical?		X
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		X
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná estatal ou com a própria estatal?		X
XII - é pessoa inalistável ou analfabeto?		X
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		X
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		X
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		X
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		X
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		X
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		X
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	SIM	NÃO
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		x
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		x
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		x
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		x
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		x
XVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		x
XIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		x
XXX - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		x
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		x

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO CONSELHO DE ADMINISTRAÇÃO

	Se enquadra?	
	SIM	NÃO
I – possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		x
II – é cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		x
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?	x	
IV – é ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		x
V – é fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		x
VI – é funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		x
VII – recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		x

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais – CCEE.

São Paulo, SP, 20/04/18
Local e data

Assinatura do(a) Indicado(a)

Anexo II c

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE
SECRETARIA EXECUTIVA

INFORMAÇÃO CCEE Nº 112/2018

Análise da indicação de membro do Conselho de Administra da Companhia Paranaense de Energia – COPEL. Protocolo nº 15.170.307-0.

1. DA PROPOSTA

Por meio do Ofício RE-C/194/2018/PRE (fl. 02), o Diretor Presidente da Companhia Paranaense de Energia – COPEL encaminhou a esta Secretaria Executiva do CCEE a indicação do Sr. Mauro Ricardo Machado Costa para compor o Conselho de Administração da Companhia, em substituição ao Sr. George Hermann Rodolfo Tormin, com mandato unificado até abril de 2019.

O processo foi instruído com os seguintes documentos:

I. RE-C/194/2018/PRE (fl. 02);
II. Ofício CEE/G 109/2018 (fl.03);
III. Formulário Cadastral do Sr. Mauro Ricardo Machado Costa (fls. 04/11);
IV. Currículo e documentos pessoais do indicado (fls. 12/18).

2. DA ANÁLISE DO PROCESSO

2.1. Da análise da documentação apresentada, verifica-se que o indicado manifestou **(i)** possuir formação acadêmica (graduação em Administração de Empresas, com pós-graduação em Administração Pública) e experiência profissional compatível ao cargo de Conselheiro de Administração da COPEL (tendo ocupado diversos cargos na Administração Pública e em empresas estatais, preenchendo os requisitos de experiência profissional exigidos no art. 17, inciso I, alíneas "a" e "b", itens 1 e 2, da Lei Federal nº 13.303/2016), e **(i)** não se enquadrar em quaisquer das hipóteses de vedação ou impedimento previstos na legislação vigente, conforme formulário cadastral firmado pelo próprio indicado.

Informação CCEE nº 112/2018 – COPEL – Indicação Conselho de Administração Pág. 1 de 2

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE
SECRETARIA EXECUTIVA

2.2. Considerando que o indicado atualmente ocupa o cargo de Conselheiro Fiscal da própria COPEL Holding, a eleição somente poderá ocorrer após o término do mandato do atual Conselho Fiscal (que se encerrará na Assembleia Geral Ordinária agendada para o dia 15/06/2018).

3. DO PARECER

Diante do exposto, entendemos que o Sr. Mauro Ricardo Machado Costa está apto para exercer o cargo de Conselheiro de Administração da Companhia Paranaense de Energia – COPEL.

Curitiba, 13 de junho de 2018.

Sérgio Luiz Beggiato Junior
Secretário Executivo
Conselho de Controle das Empresas Estaduais - CCEE

Informação CCEE nº 112/2018 – COPEL – Indicação Conselho de Administração Pág. 2 de 2

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS-CCEE
SECRETARIA EXECUTIVA

DELIBERAÇÃO CCEE Nº 049/2018

Análise da indicação de membro do Conselho de Administração da Companhia Paranaense de Energia. Protocolo nº 15.170.307-0.

O Presidente do Conselho de Controle das Empresas Estaduais – CCEE, no uso de sua competência que lhe confere o art. 5º, §2°, do Decreto nº 6.262, de 20 de fevereiro de 2017;

RESOLVE, *ad referendum* do Conselho:

Aprovar o teor do contido na Informação CCEE nº 112/2018 da Secretaria Executiva do CCEE, acerca da indicação de membro do Conselho de Administração da COPEL.

Curitiba, 14 de junho de 2018.

José Luiz Bovo
Secretário de Estado da Fazenda
Presidente do Conselho de Controle das Empresas Estaduais - CCEE

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS-CCEE
SECRETARIA EXECUTIVA

PROTOCOLO N. 15.170.307-0

INTERESSADO: Companhia Paranaense de Energia – COPEL

ASSUNTO: Indicação para o Conselho de Administração da COPEL Holding.

DESPACHO CCEE Nº 199/2018

Em vista do contido na Informação CCEE nº 112/2018 e na Deliberação CCEE n° 049/2018, restitua-se o protocolado à COPEL, para que adote as providências necessárias.

Curitiba, 14 de junho de 2018.

Sergio Luiz Beggiato Junior
Secretário Executivo
Conselho de Controle das Empresas Estaduais – CCEE

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO CONSELHO DE ADMINISTRAÇÃO

	Se enquadra? SIM	Se enquadra? NÃO
I – possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		X
II – é cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		X
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?	X	
IV – é ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		X
V – é fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		X
VI – é funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		X
VII – recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		X

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais – CCEE.

São Paulo, SP, 20/04/18
Local e data

Assinatura do(a) Indicado(a)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 1, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.